Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

U.S. Department of Commerce to Place Up to 721% Tariffs on Chinese Graphite

Chattanooga, TN (USA), May 22, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, applauds the preliminary affirmative determination by the U.S. Department of Commerce (“Commerce”) to impose up to 721% of countervailing duty (“CVD”) tariffs on synthetic and natural graphite anode material from China. In February, the International Trade Commission (“ITC”) announced its preliminary determination asserting that China suppressed the establishment of the graphite industry in the United States (and elsewhere) by exporting artificially cheap graphite which is a key component of lithium-ion batteries.1

Michael O’Kronley, CEO of NOVONIX, stated, "We are encouraged by the decision of the Department of Commerce today. This decision is an important step in supporting the United States’ goal of developing critical mineral supply domestically for increased energy independence.”

Commerce is also conducting its own antidumping duty (“AD”) investigation. Any additional AD tariff imposed by Commerce will stack onto the CVD tariffs announced today. The final determinations for both investigations are expected to be issued around December 5, 2025.

This trade case was filed by the American Active Anode Material Producers, which is comprised of four members of the North American Graphite Alliance, (“NAGA”), including NOVONIX, and two additional graphite anode material producers in the United States. NAGA represents American and Canadian producers of battery-grade natural and synthetic graphite, both of which are used to create anode material for lithium-ion batteries.

NOVONIX’s Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. To meet increasing customer demand, the Company previously announced the execution of a definitive agreement to purchase a 182-acre parcel in the Enterprise South Industrial Park in Chattanooga, Tennessee, the future location of its second high-performance, synthetic graphite manufacturing plant. With this initial capacity at Enterprise South and its existing Riverside facility, which

1 US Graphite Producers Win Preliminary ITC Trade Case Ruling - NOVONIX

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

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is

scaling up to 20,000 tonnes per annum (“tpa”), NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our plans to purchase the Enterprise South property and build a new production facility, and our anticipated production capacity at each of our Riverside and planned Enterprise South facilities.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

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We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government funding and other support, our ability to satisfy the conditions precedent to our entering into definitive loan documents and to the U.S. Department of Energy’s funding the LPO loan and, if the loan is obtained, our ability to comply with the restrictions and obligations under the loan documents, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com